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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Earnings (loss):
Net earnings (loss) before income taxes	13,356	(153,188)	25,049	11,351	4,699
Amortization of capitalized interest	28	19	4	—	—
Interest capitalized	(186)	(327)	(327)	—	—

Total earnings (loss)	13,198	(153,496)	24,726	11,351	4,699
Fixed Charges:
Interest and debt expensed and capitalized	22,764	19,563	14,130	12,488	15,905
Portion of rentals representing an interest factor	995	953	777	539	390

Total fixed charges	23,759	20,516	14,907	13,027	16,295
Earnings (loss) available for fixed charges	36,957	(132,980)	39,633	24,378	20,994
Ratio of earnings (loss) to fixed charges	1.56	(6.48)	2.66	1.87	1.29

For the purpose of calculating the ratio of consolidated earnings to fixed charges:

  •
  "earnings" is the aggregate of the following items: pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

  •
  "fixed charges" means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.

  •
  For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends